UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LM Funding America, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502074404
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d–1(b)
☒ Rule 13d–1(c)
☐ Rule 13d–1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 502074404

(1)	Names of reporting persons Caravel CAD Fund Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) N/A (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 900,000 (upon exercise of common stock purchase warrants)(1)
(6) Shared voting power 0
(7) Sole dispositive power 900,000 (upon exercise of common stock purchase warrants)(1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 900,000 (upon exercise of common stock purchase warrants)(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.99%(1)
(12)	Type of reporting person (see instructions) OO

(1)
As more fully described in Item 4, unless increased by the issuer, the common stock purchase warrants are subject to a beneficial ownership limitation (the “Limitation”) of 4.99% of the number of shares of common stock outstanding after giving effect to the issuance of shares pursuant to exercise of the warrant, and the percentage set forth in row (11) gives effect to the Limitation.  However, rows (5), (7) and (9) disclose the number of shares of common stock that would be issuable upon the exercise of the reported common stock purchase warrant in full.  Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person at any one time, after giving effect to the Limitation, is less than the number of securities reported in rows (5), (7) and (9).  The percentage used herein is calculated based on 12,804,619 shares of common stock of the issuer outstanding as of November 9, 2021, as disclosed in the Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the period ended September 30, 2021, and assumes the exercise of the common stock purchase warrants to the maximum extent permitted by the Limitation (as defined above).

Item 1(a) Name of issuer: LM Funding America, Inc.

Item 1(b) Address of issuer’s principal executive offices: 1200 West Platt Street, Suite 1000, Tampa, Florida 33606

2(a) Name of person filing:  Caravel CAD Fund Ltd.

2(b) Address or principal business office or, if none, residence:
Unit 7, Building 2, Old Fort Bay Town Centre, Nassau, New Providence, The Bahamas

2(c) Citizenship:    The Bahamas

2(d) Title of class of securities:    Common Stock

2(e) CUSIP No.: 502074404

Item 3.		If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 900,000 (upon exercise of common stock purchase warrants)(1)

(b) Percent of class: 4.99%(1), (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	900,000 (upon exercise of common stock purchase warrants)(1)
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	900,000 (upon exercise of common stock purchase warrants)(1)
(iv) Shared power to dispose or to direct the disposition of	0

(1) The common stock purchase warrants are subject to a beneficial ownership limitation (the “Limitation”) of 4.99% of the number of shares of common stock outstanding after giving effect to the issuance of shares pursuant to exercise of the warrant and the percentage set forth in Item 4(b) gives effect to the Limitation.  However, the responses to Item 4(c) disclose the number of shares of common stock that would be issuable upon the exercise of the reported common stock purchase warrant in full.  Therefore, unless the Limitation is increased as described in Item 4(b), the actual number of shares of common stock beneficially owned by such Reporting Person at any one time, after giving effect to the Limitation, is less than the number of securities reported in Item 4(c).
(2) The common stock purchase warrants allow for a potential increase in the Limitation to up to 9.99% upon a request from a holder of warrants, and the Reporting Person has submitted such a request to the issuer.  Such increase in the Limitation, if effected, would allow the Reporting Person to acquire shares of common stock pursuant to the exercise of the warrants reported herein of 6.57% of the number of shares of common stock outstanding after giving effect to the issuance of shares pursuant to exercise of the warrant.  The percentage used herein is calculated based on 12,804,619 shares of common stock of the issuer outstanding as of November 9, 2021, as disclosed in the Form 10-Q filed with the Commission for the period ended September 30, 2021, and assumes the exercise of the common stock purchase warrants to the maximum extent permitted by the Limitation (as defined above).
Item 5.
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	Signature:	/s/ Glen Gibbons

	Name:	Glen Gibbons

	Title:	Director